MAIL STOP 03-08

	March 14, 2005

Dennis H. Depenbusch
Chief Executive Officer
Catalyst Lighting Group
7700 Wyatt Drive
Fort Worth, Texas 76108

	RE:	Catalyst Lighting Group, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2
		Filed February 28, 2005
		File No. 333-118255

			Form 10-QSB for quarter ended December 31, 2004
		File No. 000-50385


Dear Mr. Depenbusch:

      We reviewed your amendment and response to our comments.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

Form SB-2/A

General
1. We note that you restated your September 30, 2004 financials to reclassify a portion of your debt from long term to current. Please revise your Form SB-2 to reflect this change. Also, please update your disclosure to discuss this reclassification and revise your Management Discussion and Analysis section to discuss the impact and effect it will have on you.





2. We reissue prior comment 1. The warrants represent a potential source of liquidity, and they also relate to the shares being offered in this registration statement. You may add disclosure as appropriate to avoid confusion regarding the likelihood of current exercisability of the warrants. Also, as part of your Item 504 disclosure, please clearly indicate that you will receive no proceeds from the sales of common shares by the selling shareholders, but you will receive proceeds up to $___ in connection with the exercise of warrants relating to shares offered by the prospectus.

Cover Page
3. We note your response to comment 2 and reissue the comment.
Please include the revised disclosure on the cover page of the prospectus.

Management`s Discussion and Analysis and Plan of Operation
4. We note your response to comment 3. Please further expand this section to discuss any limitations on the use of funds and describe how the existence of the notes will impact your ability to obtain financing in the future.
5. We note your disclosure on page 30 that indicates that you anticipate entering into a modification of the terms of the AR Notes that will permit Laurus to convert all amounts outstanding under the
AR Notes into shares of common stock as of the date of effectiveness of the registration statement. Please tell us when you anticipate doing so and confirm that you will file appropriate exhibits and modify the terms of the notes before requesting effectiveness on the registration statement.

Form 10-QSB for quarter ended December 31, 2004
6. Your Form 10-QSB for the fiscal quarter ended December 31, 2004 should reflect applicable revisions made in response to our comments on the Form SB-2. For instance, the Management`s Discussion and Analysis section should reflect the liquidity disclosure regarding the Laurus securities. Please revise.

Item 3.  Controls and Procedures
7. Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness, not adequacy, of your disclosure controls and procedures. Please revise accordingly.




8. Item 308(c) of Regulation S-B requires that you disclose any change in the small business issuer`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." Revise your disclosure accordingly.

Exhibits 31.1 and 31.2
9. Please revise the first sentence of your certifications to eliminate the "principal executive officer" and "principal financial officer" titles.

****

	As appropriate, please amend your registration statement in response to these comments. File amendments to the Exchange Act reports within the earlier of ten business days or any requested effective date of the registration statement. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Howard M. Baik, Staff Attorney, at (202) 942-
1963
or David Mittelman, Legal Branch Chief, at (202) 942-1921 with any questions you may have.

      Sincerely,



				H. Christopher Owings
				Assistant Director

cc: 	David Feldman, Esq.
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Catalyst Lighting Group
March 14, 2005
Page 3